UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cosan Limited
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

G25353 107
(CUSIP Number)

Eduardo Soares GIF Gestão de Investimentos e Participações Ltda. CNPJ/MF nº. 05.634.054/0001-22 Rua Dias Ferreira, 190, 7th floor, room 701 Rio de Janeiro, RJ, 22431-050, Brazil +55-21-35269169
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G25353 107

1	Name of Reporting Person
GIF Gestão de Investimentos e Participações Ltda.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)
Not Applicable
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Brazil
	7	Sole Voting Power
Number of		0
Shares	8	Shared Voting Power
Beneficially		31,666,666
Owned by	9	Sole Dispositive Power
Each Reporting		0
Person With	10	Shared Dispositive Power
		31,666,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,666,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☒[1]
13	Percent of Class Represented by Amount in Row (11)
18.2% (This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding at October 27, 2008, as reported by the Issuer.)
14	Type of Reporting Person (See Instructions)
IA
___________________________
1 Does not include 5,266,553 shares of Class A common stock beneficially owned by Gávea Investimentos Ltda. (“Gávea Investimentos”) and 2,512,174 shares of Class A common stock beneficially owned by Gávea Gestão de Investimentos Ltda. (“Gávea Gestão”). The number of Class A common stock beneficially owned by these two entities, when aggregated with the shares of Class A common stock beneficially owned by GIF Gestão de Investimentos e Participações Ltda., totals 39,445,393 shares, or 22.6% of the total outstanding shares of Class A common stock. GIF Venus, GIF Gestão, Gávea Investimentos and Gávea Gestão are of the view that they are not acting as a “group” for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other entities within the meaning of Rule 13d-3 promulgated under the 1934 Act.  This aggregation is provided on a voluntary basis and does not constitute an admission that GIF Gestão, Gávea Investimentos and Gávea Gestão are a group. See Item 5 for a detailed description.

CUSIP No. G25353 107

1	Name of Reporting Person
GIF Venus, Ltd.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)
AF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Cayman
	7	Sole Voting Power
Number of		0
Shares	8	Shared Voting Power
Beneficially		31,666,666
Owned by	9	Sole Dispositive Power
Each Reporting		0
Person With	10	Shared Dispositive Power
		31,666,666
11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,666,666
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11)
18.2% (This percentage is calculated based on 174,355,341 shares of class A common stock, par value $0.01, of the Issuer outstanding at October 27, 2008, as reported by the Issuer.)
14	Type of Reporting Person (See Instructions)
IV

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the class A common stock, $0.01 par value (the “Shares”), of Cosan Limited, a Bermuda exempted company (the “Issuer”).  The principal executive offices of the Issuer are located at Av. Juscelino Kubitschek, 1726 - 6th floor, São Paulo, SP 04543-000, Brazil.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of each of (i) GIF Gestão de Investimentos e Participações Ltda. (“GIF Gestão”) and (ii) GIF Venus, Ltd. (“GIF Venus”) (together, the “Reporting Persons”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "1934 Act") is attached as Exhibit A.

GIF Gestão is a limited liability company (sociedade limitada), organized in Brazil, having its principal office at Rua Dias Ferreira, 190, 7th floor, room 701, Rio de Janeiro, RJ, 22431-050, Brazil. GIF Venus is a Cayman Islands company, having its principal office at PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director, executive officer and controlling person of GIF Gestão and GIF Venus, respectively, is set forth on Schedule A attached hereto.

GIF Gestão is primarily engaged in the business of providing management services to investment funds and is the investment manager of GIF Venus. The principal business of GIF Venus is purchasing, holding and selling securities for investment purposes.

During the last five years, neither of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A and attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As more fully described in Item 4 below, pursuant to the Purchase Agreement and the Amendment (each defined below), on October 20, 2008, GIF Venus acquired from the Issuer 12,666,666 Shares at a purchase price of US$4.50 per Share and on October 27, 2008, GIF Venus acquired from the Issuer an additional 19,000,000 Shares at a purchase price of $4.50 per Share. The acquisition of the Shares was financed by GIF Venus out of funds received by it from its sole member, GIF III Ltd., a company organized in Cayman Islands, which receives contributions from investors.

ITEM 4. PURPOSE OF TRANSACTION

On October 1, 2008, Cosan Limited, GIF Venus, and certain other parties entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which GIF Venus agreed to acquire from the Issuer 15,303,797 Shares at a purchase price of $7.90 per Share on October 20, 2008. Effective October 16, 2008, the parties amended the terms of the Purchase Agreement (the “Amendment”), including the acquisition amount and the purchase price of the Shares to be acquired. Pursuant to the Amendment, GIF Venus agreed to acquire from the Issuer 12,666,666 Shares at a purchase price of $4.50 per Share on October 20, 2008 (the “Initial Closing Date”) and an additional 19,000,000 Shares at a purchase price of $4.50 per Share on October 27, 2008 or at such other time on the same or such other date, not later than November 3, 2008 (the “Closing Date”). The acquisitions closed on October 20, 2008 and October 27, 2008, respectively, consistent with the terms of the Amendment. The summaries of the Purchase Agreement and the Amendment contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the corresponding agreements filed as Exhibit C and Exhibit D, respectively, hereto, each of which is incorporated by reference herein.

The Shares to which this statement on Schedule 13D relates were acquired with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.  As part of this ongoing review, the Reporting Persons have engaged, and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)  the acquisition by any person of additional shares of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company of 1940;

(g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)  any action similar to any of those enumerated above.

The Reporting Persons, however, retain their rights to modify their plans with respect to any matters of the type described in sections (a)-(j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, any persons named in Schedule A attached hereto, owns beneficially any Shares.

(a)    As described in Item 3 and Item 4 of this Schedule 13D, on October 20, 2008 GIF Venus acquired from the Issuer 12,666,666 Shares, resulting in the total direct ownership by GIF Venus of 12,666,666 Shares, as of the Initial Closing Date; on October 27, 2008, GIF Venus acquired from the Issuer an additional 19,000,000 Shares, resulting in the total direct ownership by GIF Venus of 31,666,666 Shares, representing 18.2% of the outstanding Class A common stock of the Issuer as of the Closing Date.

GIF Gestão is the investment manager of GIF Venus. GIF Gestão does not own any shares directly. The aggregate indirect beneficial ownership of GIF Gestão is 31,666,666 Shares, representing 18.2% of the outstanding Class A common stock of the Issuer.

Gávea Investimentos Ltda. (“Gávea Investimentos”) and Gávea Gestão de Investimentos Ltda. (“Gávea Gestão”) are the investment managers of an aggregate of 16 funds that hold Shares of the Issuer (separate from the fund managed by GIF Gestão). GIF Gestão, Gávea Investimentos and Gávea Gestão are separate and independent corporate entities, their investment decisions are made independently and their clients are different investment funds with different objectives and different investors. The boards of directors of these three entities are different from one another. There are however, six individuals in common, including their respective Presidents and Vice Presidents. In their capacity as investment managers, each of GIF Gestão, Gávea Investimentos and Gávea Gestão share voting and dispositive power over the Shares directly owned by the respective funds managed by each of them. GIF Gestão, Gávea Investimentos and Gávea Gestão are of the view that they are not acting as a “group” for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities beneficially owned by the other entities within the meaning of Rule 13d-3 promulgated under the 1934 Act.  Therefore, GIF Gestão, Gávea Investimentos and Gávea Gestão are each of the view that the Shares beneficial owned by each of them need not be aggregated for purposes of Section 13(d).  Gávea Investimentos Ltda. beneficially owns 5,266,553 Shares and Gávea Gestão beneficially owns 2,512,174 Shares. When aggregated with the Shares beneficially owned by GIF Gestão, Gávea Investimentos and Gávea Gestão beneficially own in the aggregate 39,445,393 Shares, representing 22.6% of the outstanding Class A common stock of the Issuer as of the Closing Date. This aggregation is provided on a voluntary basis and does not constitute an admission that GIF Gestão, Gávea Investimentos and Gávea Gestão are a group. Each such entity disclaims beneficial ownership of the Shares held by each other entity.

Pursuant to the Purchase Agreement, Bradseg Fundo de Investimento Multimercado, an investment fund managed by Gávea Gestão, also acquired 1,666,667 Shares, which are reflected in the aggregate share ownership provided above.

(b)    See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock by the Reporting Persons.

(c)    Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of the Issuer.

(d)    No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares to which this Schedule 13D relates.

(e)    Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Following GIF Venus’s acquisition of the Shares, Mr. Luis Fraga, an executive officer of Gávea Wealth Management Ltd., the sole director of GIF Venus, was appointed by Mr. Rubens Ometto Silveira Mello, the controlling shareholder of the Issuer, as one of the independent members of the board of directors of the Issuer. Pursuant to the Purchase Agreement summarized in Item 4 of this Schedule 13D and attached hereto Exhibit C, as a condition to the purchasers’ obligations, the Issuer increased the size of its board of directors from nine to eleven members.

Except for the Purchase Agreement and the Amendment summarized in Item 4 above and the action by the Issuer’s controlling shareholder summarized in this Item 6, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

A.	Agreement of Joint Filing among GIF Gestão de Investimentos e Participações Ltda. and GIF Venus, Ltd., dated as of November 12, 2008.
B	Power of Attorney, dated as of November 12, 2008.
C.	Purchase Agreement, by and among Cosan Limited, GIF Venus, Ltd. and certain other parties, dated as of October 1, 2008.
D.	Amendment to the Purchase Agreement by and among Cosan Limited, GIF Venus, Ltd. and certain other parties, dated as of October 16, 2008.

SCHEDULE A CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA. AND GIF VENUS, LTD.

The name and present principal occupation or employment of each executive officer and director of GIF Gestão de Investimentos e Participações Ltda. and GIF Venus, Ltd., respectively, are set forth below. The business address of each officer of GIF Gestão de Investimentos e Participações Ltda. is Rua Dias Ferreira, 190, 7th floor, room 701, Rio de Janeiro, RJ, 22431-050, Brazil, and the address of the corporation or organization in which such employment is conducted is the same as his business address. The business address of each director of GIF Venus is PO Box, 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the address of the corporation or organization in which such employment is conducted is the same as his business address. The business address of Gávea Wealth Management Ltd. is 325 Waterfront Drive, Omar Hodge Building, 2nd Floor, Wickham’s Cay, Road Town, Tortola, British Virgin Islands. Gávea Wealth Management Ltd., is a limited company, organized in British Virgin Islands. Arminio Fraga Neto and Christopher David Meyn are U.S. citizens and all of the other persons listed below are Brazilian citizens.

Name and Principal Occupation

GIF GESTÃO DE INVESTIMENTOS E PARTICIPAÇÕES LTDA.
Arminio Fraga Neto, President
Luiz Henrique Fraga, Vice President
Joao Batista da Silveira, Officer
Christopher David Meyn, Officer
Piero Paolo Minardi, Officer
Amaury Guilherme Bier, Officer
Ricardo Schenker Wajnberg, Officer
Eduardo Andrada do Amaral Rudge, Officer

GIF VENUS, LTD.
Gávea Wealth Management Ltd., Director

GÁVEA WEALTH MANAGEMENT LTD.
Arminio Fraga Neto, Director
Luiz Henrique Fraga, Director and Officer
Amaury Guilherme Bier, Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2008

GIF Gestão de Investimentos e Participações Ltda.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga, Executive Officer

GIF Venus, Ltd.

By:	/s/ Luiz Henrique Fraga
Name: Luiz Henrique Fraga, Executive Officer of Gávea Wealth Management Ltd., the Director of GIF Venus, Ltd.